Contact

www.linkedin.com/in/luis-raposo-cfa-88294310 (LinkedIn)
www.shorepointpartners.com (Company)

Top Skills

Portfolio Management
Investments
Asset Allocation

Certifications

Chartered Financial Analyst

Honors-Awards

2015 Boston Five Star Wealth Manager

Luis Raposo, CFA

Partner & CIO, Shorepoint Capital Partners LLC
Massachusetts, United States

Summary

Co-founded registered investment advisor, Shorepoint Capital Partners LLC. Focused on providing personalized client service, financial planning and customized investment solutions.

Founders have over 52 years of financial services experience and CIO has a solid 16 year investment track record.

Specializing in separate account management for High Net Worth Individuals, Families, Charitable Organizations, Retirements Plans and Corporations. Consult and advise businesses on their 401k retirement plans.

Specialties: Asset Allocation, Individual Security Research and Selection, Portfolio Management, Financial Planning, and Trust and Estate Management.

Experience

Shorepoint Capital Partners LLC
Managing Director & Chief Investment Officer
July 2009 - Present (13 years 9 months)
Norwood

Choate Investment Advisors
Portfolio Manager
April 2002 - January 2009 (6 years 10 months)

Managed over $500 million in client assets in separate equity and balanced accounts. Responsible for complex client relationships, tailoring asset allocation/investments to meet client objectives, and participating in new business presentations. Made sector and equity recommendations for Large/Mid Cap Core Equity Model.

Gannett Welsh & Kotler
Vice President, Portfolio Manager

January 1999 - March 2002 (3 years 3 months)

Developed and managed the Large Cap Growth Strategy and the GW&K Large Cap Growth Fund and was the Director of Equity Research.

Fidelity Investments
8 years 7 months

Director, Equity Research
November 1997 - December 1998 (1 year 2 months)

Vice President, Investment Consultant
May 1994 - October 1997 (3 years 6 months)

Director, Fidelity Institutional Retirement Services Company
June 1990 - April 1994 (3 years 11 months)

Investors Bank & Trust (formerly Bank of New England)
Banking Officer
September 1984 - May 1990 (5 years 9 months)

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Education

Suffolk University - Sawyer Business School
MBA, Finance · (1989 - 1990)

University of Massachusetts Dartmouth
BS, Management · (1979 - 1983)